                                                                   Exhibit 99.77

News release via Canada NewsWire, Toronto  416-863-9350

                 Attention Business/Financial Editors:
                 TRANSITION THERAPEUTICS ANNOUNCES THIRD QUARTER
                 FISCAL 2006 FINANCIAL RESULTS

TORONTO, May 15 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX: TTH), a biopharmaceutical company focused on developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended March 31, 2006.

RECENT HIGHLIGHTS

During the third quarter of fiscal 2006, Transition continued its strategy of building a sustainable biotech company with several key achievements that included acquiring 100% of Ellipsis Neurotherapeutics Inc., strengthening its financial position and expanding its regenerative diabetes patent portfolio. Highlights of the three month period ended March 31, 2006 include the following:

     - Acquired all of the remaining outstanding shares of Alzheimer's focused Ellipsis Neurotherapeutics Inc. The key asset in the acquisition is the Alzheimer's disease compound AZD-103;

     - Completed an offering for 15,575,000 common shares at a price of $0.69 per common share for net cash proceeds of $9,648,600;

     - Signed an exclusive license agreement to two US patents for the use Glucagon-Like Peptide-1 ("GLP-1") analogues in the treatment of Type I diabetes;

     - The Company was issued two US patents: one claims methods of treating diabetes patients using E1-I.N.T.(TM) and the other claims the use of Transition's interferon enhancer EMZ702 and interferons for the treatment of viral diseases, including the hepatitis C virus.

Subsequent to the quarter end, the Company:

     - Announced interim data from a Phase I/II clinical trial of HCV-I.E.T. in hepatitis C non-responders. The interim data on patients that have completed 12 weeks of therapy demonstrated that 7 of 11 (63%) of the hepatitis C non-responder patients treated with the triple combination therapy had a greater than 90% reduction in hepatitis C virus levels, with 3 of 11 (27%) patients achieving a greater than 99% reduction of virus levels;

     - Received clearance from the Therapeutic Products Directorate of Health Canada to commence a Phase I clinical trial to evaluate the pharmacokinetics, safety and efficacy of escalating doses of AZD-103 in healthy volunteers;

     - Completed target enrolment of Transition's exploratory Phase IIa clinical trial of its lead diabetes regenerative product E1-I.N.T.(TM) in type II diabetes patients.

STRATEGIC ACQUISITION

On March 13, 2006, the Company announced the acquisition of all the remaining outstanding shares of Alzheimer's focused Ellipsis Neurotherapeutics Inc. ("ENI"). The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

"AZD-103 meets all the key criteria for an Alzheimer's disease therapeutic, it is efficacious in different models, crosses the blood-brain barrier and achieves levels higher than those required for efficacy in the cerebrospinal fluid, and has an excellent safety profile in pre-clinical studies. AZD-103 is well positioned to be an effective therapy for preventing or reversing Alzheimer's disease by inhibiting the aggregation and accumulation of amyloid beta in the brain, a hallmark pathology of this debilitating disease," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

During the last 16 months, Transition has led the rapid advancement of AZD-103 toward clinical development through its management agreement with ENI. The positive results from preclinical efficacy, safety and pharmacokinetic studies over that period have confirmed the therapeutic potential of AZD-103.

On March 13, 2006, Transition announced the acquisition of the remaining interest in ENI that it did not already own in exchange for 18,985,308 Transition common shares. In addition, ENI shareholders are entitled to a series of payments, contingent on AZD-103 achieving certain clinical milestones, potentially totalling up to $12.8 million payable in Transition common shares at then market prices and a royalty of up to 1% on net sales of AZD-103.

UPDATE ON INTERFERON ENHANCING CLINICAL TRIALS

On April 21, 2006, the Company announced interim data from an open label, multi-centre Phase I/II clinical trial evaluating the interferon enhancing product, HCV-I.E.T., in hepatitis C non-responders that have completed 12 weeks of treatment. The clinical trial was designed to evaluate safety and HCV-I.E.T.'s ability to produce a positive therapeutic response in patients who have failed to respond to previous treatment with the current "gold standard" hepatitis C therapies consisting of pegylated interferon and ribavirin. Hepatitis C non-responders currently have no treatment alternatives available and are estimated to represent nearly 45% of all hepatitis C patients. The 12 week data demonstrated that 7 of 11 (63%) of the hepatitis C non-responder patients treated with HCV-I.E.T. had a greater than 90% reduction in hepatitis C virus levels, with 3 of 11 (27%) patients achieving a greater than 99% reduction of virus levels (2 log10 decrease). HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of pegylated interferon alpha and ribavirin.

"It is encouraging to see substantial viral reductions in the hepatitis C non-responders, a large population of patients facing many long-term complications from the disease including cirrhosis, liver failure and liver cancer. Evidence of hepatitis C viral reduction in this patient population is meaningful and may provide another treatment option," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

Transition is actively seeking a partner for the MS-I.E.T. product and its clinical development. Under the current pace of enrolment, the MS-I.E.T. Phase II clinical trial will not be completed by the calendar year-end as expected. Upon an MS-I.E.T. partnership or at the completion of Transition's current trials in diabetes, Alzheimer's disease and hepatitis C, the Company will evaluate options to increase the number of clinical sites and rate of patient enrolment. The Company will provide guidance on new timelines for the Phase II clinical trial at that time.

FINANCIAL REVIEW

FINANCING ACTIVITIES

During the three-month period ended March 31, 2006, the Company completed an offering for 15,575,000 common shares at a price of $0.69 per common share for net cash proceeds of $9,648,600.

The Company's cash, cash equivalents, and short term investments were $19,450,455 at March 31, 2006, and the net working capital position was $19,914,891. The Company currently believes that it has adequate financial resources for anticipated expenditures for the next 15 to 21 months.

RESULTS OF OPERATIONS

For the three-month period ended March 31, 2006, the Company recorded a net loss of $6,536,992 ($0.05 per common share) compared to a net loss of $3,504,427 ($0.03 per common share) for the three-month period ended March

31, 2005. For the nine-month period ended March 31, 2006, the Company recorded a net loss of $16,167,252 ($0.13 per common share) compared to a net loss of $9,707,909 ($0.09 per common share) for the nine-month period ended March 31, 2005.

The increase in the net loss for the three-month period primarily resulted from increases in research and development expenses, general and administrative expenses, amortization, and a recognition of equity losses relating to ENI and SCT. The increase in the net loss for the nine-month period primarily resulted from increases in research and development expenses, general and administrative expenses, amortization, a recognition of equity losses relating to ENI and SCT, and a decrease in the recovery of future income taxes.

RESEARCH AND DEVELOPMENT

Research and development expenses increased to $3,245,901 for the three-month period ended March 31, 2006 from $862,358 for the three-month period ended March 31, 2005. For the nine-month period ended March 31, 2006, research and development expenses increased to $7,063,034 from $2,777,027 for the same period in fiscal 2005.

These increases were primarily the result of an increase in clinical program expenses relating to the Company's I.E.T. and I.N.T.(TM) on-going clinical trials, as well as an increase in costs relating to the lead discovery system purchased from Protana. The increases were partially offset by a reduction in external research and consulting expense.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $817,455 for the three-month period ended March 31, 2006 from $624,986 for the three-month period ended March 31, 2005. For the nine-month period ended March 31, 2006, general and administrative expenses increased to $2,264,199 from $2,014,793 for the same period in fiscal 2005.

These increases primarily resulted from strengthening of the management team and operating costs relating to the relocation of the Company's office facilities. These increases were partially offset by a reduction in stock option expense.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition has completed target enrolment for an exploratory Phase IIa clinical trial of its lead regenerative product, E1-I.N.T.(TM) in type II diabetes patients. The Company is currently enrolling patients for an exploratory Phase IIa clinical trial for E1-I.N.T.(TM) in type I diabetes patients, a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS
(Unaudited)

                                                         MARCH 31,      June 30,
                                                            2006          2005
                                                             $             $
                                                        -----------   -----------
ASSETS
CURRENT
Cash and cash equivalents                                 4,508,125     6,598,221
Short-term investments                                   14,942,330    14,000,748
Receivables                                                 235,325       170,116
Investment tax credits receivable                         1,495,290       566,339
Research inventory                                        1,386,730       709,444
Prepaid expenses                                            647,857       275,365
Assets held for sale                                        437,413            --
Deposits                                                    125,969       132,159
                                                        -----------   -----------
TOTAL CURRENT ASSETS                                     23,779,039    22,452,392
Long-term research inventory                              1,786,694     1,872,643
Deferred charges                                            118,416       125,040
Capital assets, net                                       1,734,832       453,166
Intangible assets                                        30,283,003    12,310,463
Investment in ENI                                                --     2,121,566
Assets transferred under contractual arrangement            117,720     1,128,461
                                                        -----------   -----------
                                                         57,819,704    40,463,731
                                                        ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                  3,074,914     2,150,933
Current portion of long-term debt                           771,543            --
Current portion of deferred revenue                         657,541       465,107
Current portion of obligation under capital leases           17,691        17,019
                                                        -----------   -----------
TOTAL CURRENT LIABILITIES                                 4,521,689     2,633,059
Deferred revenue                                          1,629,538     1,727,972
Long-term debt [note 13]                                         --            --
Liability to ENI subject to guaranteed share
   value obligation                                              --       820,900
Liabilities transferred under contractual arrangement        34,539        34,539
Obligation under capital leases                              39,775        48,791
Leasehold inducement                                         77,166            --
Future tax liability                                      5,721,152            --
Contingent consideration payable                          3,809,524
                                                        -----------   -----------
TOTAL LIABILITIES                                        15,833,383     5,265,261
                                                        -----------   -----------
Commitments
Guarantees
SHAREHOLDERS' EQUITY
Share capital
   Common shares                                        100,123,328    77,254,351
   Contributed surplus                                    3,908,580     2,811,966
   Stock options                                            607,755       743,628
   Warrants                                                      --       486,615
   Exchange Rights                                               --       388,000
Deficit                                                 (62,653,342)  (46,486,090)
                                                        -----------   -----------
TOTAL SHAREHOLDERS' EQUITY                               41,986,321    35,198,470
                                                        -----------   -----------
                                                         57,819,704    40,463,731
                                                        ===========   ===========

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

                                             NINE-MONTH     Nine-month     THREE-MONTH    Three-month
                                            PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                              MARCH 31,      March 31,      MARCH 31,      March 31,
                                                2006           2005           2006           2005
                                                  $              $              $              $
                                            ------------   ------------   ------------   ------------
REVENUES
Management fees from ENI                         239,930             --             --             --
Licensing fees                                    98,433         76,559         32,811         32,811
                                            ------------   ------------   ------------   ------------
                                                 338,363         76,559         32,811         32,811
                                            ------------   ------------   ------------   ------------
EXPENSES
Research and development                       7,063,034      2,777,027      3,245,901        862,358
General and administrative                     2,264,199      2,014,793        817,455        624,986
Amortization                                   6,545,397      6,191,022      2,345,414      2,016,721
Foreign exchange loss (gain)                     (59,017)        30,330          5,239         20,114
Loss on disposal of capital assets                 6,240             --            159             --
                                            ------------   ------------   ------------   ------------
                                              15,819,853     11,031,172      6,414,168      3,524,179
                                            ------------   ------------   ------------   ------------
Loss before the following                    (15,481,490)   (10,936,613)    (6,381,357)    (3,491,368)
Interest income, net                             281,630        385,919        101,154        142,489
Equity loss in affiliate                        (477,723)      (125,959)      (132,040)       (87,806)
Losses of company transferred under
   contractual arrangement                      (535,741)       (98,546)      (170,821)       (40,697)
                                            ------------   ------------   ------------   ------------
Loss before income taxes                     (16,213,324)   (10,775,199)    (6,583,064)    (3,477,382)
Recovery of (provision for)
   future income taxes                            46,072      1,067,290         46,072        (27,045)
                                            ------------   ------------   ------------   ------------
NET LOSS FOR THE PERIOD                      (16,167,252)    (9,707,909)    (6,536,992)    (3,504,427)
                                            ------------   ------------   ------------   ------------
DEFICIT, BEGINNING OF PERIOD,
   AS ORIGINALLY STATED                      (46,486,090)   (32,217,802)   (56,116,350)   (38,466,464)
Adjustment for change in accounting
   policy related to stock-based
   compensation                                       --        (45,180)            --             --
                                            ------------   ------------   ------------   ------------
DEFICIT, BEGINNING OF PERIOD, AS RESTATED    (46,486,090)   (32,262,982)   (56,116,350)   (38,466,464)
                                            ------------   ------------   ------------   ------------
DEFICIT, END OF PERIOD                       (62,653,342)   (41,970,891)   (62,653,342)   (41,970,891)
                                            ============   ============   ============   ============
BASIC AND FULLY DILUTED NET LOSS PER
   COMMON SHARE                             $      (0.13)  $      (0.09)  $      (0.05)  $      (0.03)
                                            ============   ============   ============   ============

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

                                                NINE-MONTH     Nine-month     THREE-MONTH    Three-month
                                               PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                                 MARCH 31,      March 31,      MARCH 31,      March 31,
                                                   2006           2005           2006           2005
                                                     $              $              $              $
                                               ------------   ------------   ------------   ------------
OPERATING ACTIVITIES
Net loss for the period                        (16,167,252)    (9,707,909)    (6,536,992)    (3,504,427)
Add (deduct) items not involving cash:
   Amortization of:
      capital assets                               289,788         93,316         27,998         34,007
      technology                                 6,278,839      6,139,758      2,195,585      1,996,847
      other assets                                 323,808             --        300,476             --
      deferred charges                               6,624             --          2,208             --
      leasehold inducement                              --        (14,695)            --         (6,885)
   Leasehold inducement                             77,166             --         25,722             --
   Write-off of research inventory                  15,422         46,626             --             --
   Recovery of income taxes - future               (46,072)    (1,067,290)       (46,072)        27,045
   Stock-based compensation expense                236,664        339,912        120,141        100,168
   Equity loss in affiliate                        477,723        125,959        132,040         87,806
   Losses of company transferred under
      contractual arrangement                      535,741         98,546        170,821         40,697
   Loss on disposal of capital assets                6,240             --            159             --
   Management Fees from ENI                       (239,930)            --             --             --
   Foreign exchange loss (gain)                    (12,873)            --         24,592             --
                                               -----------    -----------    -----------    -----------
                                                (8,218,112)    (3,945,778)    (3,583,322)    (1,224,742)
Net change in operating assets
   and liabilities                                 (73,646)       165,292        791,716      2,353,528
                                               -----------    -----------    -----------    -----------
CASH USED IN OPERATING ACTIVITIES               (8,291,758)    (3,780,486)    (2,791,606)    (1,128,786)
                                               -----------    -----------    -----------    -----------
INVESTING ACTIVITIES
Purchase of short-term investments                (782,282)   (13,998,448)   (14,783,030)   (13,998,448)
Acquisition of Protana assets                   (3,109,756)            --             --             --
Investment in ENI                                 (381,062)    (1,096,292)            --             --
Purchase of capital assets                        (274,828)      (108,985)      (189,708)        (5,319)
Proceeds on disposal of capital assets               3,573             --            140             --
Net cash received from contractual
   arrangement                                     475,000        254,996             --             --
Cash received on acquisition of ENI              1,040,471             --      1,040,471             --
ENI acquisition costs                             (246,964)            --       (246,964)            --
                                               -----------    -----------    -----------    -----------
CASH PROVIDED BY (USED IN) INVESTING
   ACTIVITIES                                   (3,275,848)   (14,648,729)   (14,179,091)   (14,003,767)
                                               -----------    -----------    -----------    -----------
FINANCING ACTIVITIES
Proceeds from bought deal financing, net         9,648,600             --      9,711,527             --
Proceeds from assets held for sale               2,113,755             --      2,113,755             --
Repayment of long-term debt                     (2,284,517)            --     (2,041,844)            --
Repayment of obligation under
   capital leases                                   (8,344)       (10,109)            --           (833)
Proceeds from issuance of common shares, net         8,016     10,181,672             --             --
                                               -----------    -----------    -----------    -----------
CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                          9,477,510     10,171,563      9,783,438           (833)
                                               -----------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS DURING THE PERIOD           (2,090,096)    (8,557,652)    (7,187,259)   (12,875,814)
Cash and cash equivalents, beginning
   of period                                     6,598,221     17,641,155     11,695,384     21,959,317
                                               -----------    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD         4,508,125      9,083,503      4,508,125      9,083,503
                                               ===========    ===========    ===========    ===========

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

% SEDAR: 00015806E
/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 08:75e 15-MAY-06